UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)
(Amendment No. 5)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

MORTON INDUSTRIAL GROUP, INC.
(Name of the Issuer)
MORTON INDUSTRIAL GROUP, INC.
WILLIAM D. MORTON
MARK W. MEALY
DARYL R. LINDEMANN
EASTOVER GROUP LLC
BRIAN R. DOOLITTLE
BRIAN L. GEIGER
MMC PRECISION HOLDINGS CORP.
MMC PRECISION MERGER CORP.
BRAZOS PRIVATE EQUITY PARTNERS, LLC
(Name of Person(s) Filing Statement)
Class A Common Stock, $0.01 Par Value
Class B Common Stock, $0.01 Par Value
(Title of Class of Securities)
619328 10 7—Class A Common Stock
None—Class B Common Stock
(CUSIP Number of Class of Securities)

Rodney B. Harrison
Morton Industrial Group, Inc.
1021 W. Birchwood
Morton, IL 61550
Telephone: (309) 263-1826

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person(s) Filing Statement)
With a copy to:

James V. Stepleton, Esq.	Steven J. Gavin, Esq.
Husch & Eppenberger, LLC	Winston & Strawn LLP
The Plaza in Clayton Office Tower	35 W. Wacker Drive
190 Carondelet Plaza, Suite 600	Chicago, IL 60601
St. Louis, MO 63105	Telephone: (312) 558-5600
Telephone: (314) 480-1725

Sean M. Jones, Esq.	Jeffrey B. Hitt, Esq.
Kennedy Covington Lobdell &	Weil, Gotshal & Manges LLP
Hickman, L.L.P.	200 Crescent Court
Hearst Tower, 47th Floor	Suite 1777
214 North Tryon Street	Dallas, TX 75201
Charlotte, NC 28202	Telephone: (214) 746-7702
Telephone: (704) 331-7400

     This statement is filed in connection with (check the appropriate box):

a.	X	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$57,864,376	$6,192

*	The filing fee was calculated based on the sum of (a) an aggregate cash payment of $38,903,780 for the proposed merger consideration of $10.00 per share for 3,890,378 outstanding shares of the issuer’s Class A common stock, (b) an aggregate cash payment of $5,002,822 to holders of outstanding options to acquire 518,820 shares of the issuer’s Class A common stock, (c) an aggregate cash payment of $2,896,974 to holders of outstanding warrants to acquire 290,278 shares of the issuer’s Class A common stock, (d) an aggregate cash payment of $1,000,000 for the proposed merger consideration of $10.00 per share for 100,000 outstanding shares of the issuer’s Class B common stock, (e) an aggregate cash payment of $155,800 to current and former non-employee directors for 15,580 shares of Class A common stock issuable pursuant to the Directors’ Plan calculated based upon $10.00 per issuable share, and (f) the issuance of 9,905,000 shares of the common stock of MMC Precision Holdings Corp. having a value of $1.00 per share, or $9,905,000 in the aggregate, to five directors and officers of the Company or its subsidiaries in exchange for 990,500 shares of the issuer’s Class A common stock (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, equals $107.00 per million dollars of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,192	Filing Party: Morton Industrial Group, Inc.

Form or Registration No.: Schedule 14A- Preliminary Proxy Statement	Date Filed: April 26, 2006

INTRODUCTION
     This Amendment No. 5 to Rule 13E-3 transaction statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) jointly by:
•	Morton Industrial Group, Inc., a Georgia corporation (the “Company”),

•	William D. Morton, the Chairman, Chief Executive Officer, President and controlling shareholder of the Company,

•	Mark W. Mealy, a director and shareholder of the Company,

•	Eastover Group LLC, a North Carolina limited liability company and shareholder of the Company, controlled by Mark W. Mealy,

•	Daryl R. Lindemann, Secretary and Chief Financial Officer of the Company,

•	Brian R. Doolittle, Vice President of Sales and Engineering of Morton Metalcraft Company, a subsidiary of the Company,

•	Brian L. Geiger, Vice President of Operations of Morton Metalcraft Company, a subsidiary of the Company,

•	MMC Precision Holdings Corp., a Delaware corporation (“Parent”),

•	MMC Precision Merger Corp., a Georgia corporation (“Merger Sub”), and

•	Brazos Private Equity Partners, LLC, a Texas limited liability company.
Introduction
     This Amendment No. 5 (the “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. The Transaction Statement is hereby amended and supplemented as follows:
Item 15. Additional Information.
     This Final Amendment reports the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of March 22, 2006, as amended August 10, 2006, among the Company, Parent and Merger Sub (the “Merger Agreement”). As required by the Merger Agreement, on August 25, 2006, the Merger Agreement was approved by (i) a majority of the votes entitled to be cast by the holders of all common stock (Class A and Class B) outstanding on the record date, voting together as one class, and (ii) a majority of the shares of Class A common stock held by non-rollover shareholders, excluding shares held by David A. Nicholson and Rodney B. Harrison, two officers of the Company or its subsidiaries who are parties to a voting and support agreement with Parent but who are not retaining an ongoing ownership interest in the Company. The other conditions to the merger contemplated by the Merger Agreement have been satisfied or waived. The Certificate of Merger was filed with the Georgia Secretary of State on August 25, 2006 (with the time of such filing on that date being the “Effective Time”). At the Effective Time, Merger Sub merged into the Company, with the Company as the surviving corporation (the “Merger”).
     Under the terms of the Merger Agreement, each share of common stock of the Company outstanding immediately prior to the Effective Time of the Merger was converted into the right to receive $10.00 in cash (other than treasury shares and shares held by Parent, Merger Sub, the Company and its subsidiaries, which were cancelled, and other than shares as to which shareholders demanded dissenters’ rights in accordance with Georgia law). In addition, each option to purchase shares of common stock of the Company outstanding immediately prior to the Effective Time of the Merger, whether or not exercisable, was canceled, and each option holder was paid a special payment in cash equal to $10.00 per share of Class A common stock of the Company underlying such stock option, less the applicable exercise price for such stock option. All outstanding warrants to purchase shares of Class A common stock of the Company not exercised prior to the Merger were terminated, and each holder of unexercised warrants was paid a special payment in cash equal to $10.00 per share of Class A common stock of the Company underlying such warrant, less the applicable exercise price for such warrant. Finally, at the Effective Time of the Merger, the right of each of our then-current and former non-employee directors to receive shares of Class A common stock of the Company pursuant to our Non-employee Directors’ Compensation Plan (the “Directors’ Plan”) terminated, and each such director received a payment in cash equal to $10.00 for each share that was issuable to him under such plan.
     Immediately following the Merger, Parent owned all of the issued and outstanding shares of common stock of the Company as the surviving corporation. The Company’s Class A Common Stock ceased to be traded on the OTC Bulletin Board effective at the close of the market on August 25, 2006, and at the Effective Time became eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company intends to deregister its common stock as soon as possible.
Item 16. Exhibits.
(a)(15)	Joint press release of Brazos Private Equity Partners, LLC and Morton Industrial Group, Inc., dated August 25, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 25, 2006

MORTON INDUSTRIAL GROUP, INC.
By:	/s/ William D. Morton
Name:	William D. Morton
Title:	Chairman, President and Chief Executive Officer

/s/ William D. Morton
WILLIAM D. MORTON

/s/ Mark W. Mealy
MARK W. MEALY

/s/ Daryl R. Lindemann
DARYL R. LINDEMANN

EASTOVER GROUP LLC
By:	/s/ Mark W. Mealy
Name:	MARK W. MEALY
Title:	Sole Manager

/s/ Brian R. Doolittle
BRIAN R. DOOLITTLE

/s/ Brian L. Geiger
BRIAN L. GEIGER

MMC PRECISION HOLDINGS CORP.
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	President

MMC PRECISION MERGER CORP.
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	President

BRAZOS PRIVATE EQUITY PARTNERS, LLC
By:	/s/ Patrick K. McGee
Name:	Patrick K. McGee
Title:	Authorized Officer

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